Itamar Medical Ltd.

9 Halamish Street

Caesarea 3088900

Israel

November 30, 2020

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Jeffrey Gabor

Re:	Itamar Medical Ltd.

Registration Statement on Form F-3 (File No. 333-250155)

Ladies and Gentlemen:

In accordance with Rule 461 of under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-3 (File No. 333-250155) (the “Registration Statement”) of Itamar Medical Ltd. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Wednesday, December 2, 2020, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Nathan Ajiashvili at (212) 906-2916 or Gilad Zohari at (212) 906-4667.

If you have any questions regarding the foregoing, please contact Nathan Ajiashvili at (212) 906-2916 or Gilad Zohari at (212) 906-4667.

Thank you for your assistance in this matter.

Very truly yours,

Itamar Medical Ltd.

By:	/s/ Gilad Glick
Name:	Gilad Glick
Title:	President and Chief Executive Officer

cc:	(via email)

Nathan Ajiashvili, Latham & Watkins LLP